Exhibit A


                             Pioneer Series Trust VI
                                 60 State Street
                           Boston, Massachusetts 02110

                                                            February 19, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Series Trust VI
                  Registration Statement on Form N-1A
                  (File Nos. 333-138560; 811-21978)

Ladies and Gentlemen:

         In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A of Pioneer Series Trust VI (the "Registrant"), filed on December 4, 2009 with respect to its series Pioneer Global Real Return Fund, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                Sincerely,

                                                Pioneer Series Trust VI


                                                 Name: /s/ Christopher J. Kelley
                                                 Name:     Christopher J. Kelley
                                                 Title:    Assistant Secretary